December 26, 2018

Jacob Meldgaard
Executive Director
TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom

       Re: TORM plc
           Registration Statement on Form F-3
           Filed December 18, 2018
           File No. 333-228878

Dear Mr. Meldgaard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Keith Billotti, Esq.